UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. 4)
Under the Securities Exchange Act of 1934

REPLICEL LIFE SCIENCES INC.
(Name of Issuer)

Common Shares without par value
(Title of Class of Securities)

76027P400
(CUSIP Number)

copy to: Andrew Schutte 2604 River Green Circle Louisville, KY 40206 502.709-7544
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 14, 2023
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.	76027P400

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Andrew Schutte
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
25,104,422(1)
	8	SHARED VOTING POWER
Nil
	9	SOLE DISPOSITIVE POWER
25,104,422(1)
	10	SHARED DISPOSITIVE POWER
Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25,104,422 common shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
34.53%(2)
14	TYPE OF REPORTING PERSON (See Instructions)
IN
(1)
Consists of the following securities: (i) 17,401,616 common shares held directly; (ii) 303,030 common shares issued on the conversion of class A preference shares at a conversion price of CDN$0.33 per class A preference share, (iii) 655,000 stock options, each of which is exercisable into one common share, of which 30,000 are exercisable at a price of CDN$0.43 per common share until July 30, 2023, 325,000 are exercisable at a price of CDN$0.40 per common share until June 14, 2026 and 300,000 are exercisable at a price of CDN$0.12 until January 26, 2026 and (iv) 6,744,776 warrants, each of which is exercisable into one common share, of which 562,750 are exercisable at a price of CDN$0.36 per common share until July 15, 2023, 1,051,151 are exercisable at a price of CDN$0.40 per common share until May 4, 2025, 3,109,625 are exercisable at a price of CDN$0.20 per common share until December 30, 2025 and 2,021,250 are exercisable at a price of CDN$0.20 per common share until March 14, 2027.

(2)
Calculated based on the aggregate of 72,704,366 common shares, which consists of: (i) 65,001,560  common shares outstanding as of March 14, 2023, (ii) 303,030 common shares that may be issuable on conversion of class A preference shares, (iii) 655,000 common shares that may be issuable on exercise of options and (iv) 6,744,776 common shares that may be issuable on exercise of warrants, all within sixty days, pursuant to Rule 13d-3 of the Act.

This Schedule 13D is being filed on behalf of Andrew Schutte (the “Reporting Person”) relating to the common shares of RepliCel Life Sciences Inc., a corporation existing under the laws of the Province of British Columbia (the “Issuer”).
Item 1.  Security and Issuer
This Statement relates to the common shares (the “Shares”) of the Issuer.  The principal executive offices of the Issuer are located at 900 – 570 Granville Street, Vancouver, BC  V6C 3P1.
Item 2.  Identity and Background
This Statement is filed by the Reporting Person.
The Reporting Person, a director of the Issuer, has a residence address at 2604 River Green Circle, Louisville, KY  40206 and is a citizen of the United States.
The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3.  Source and Amount of Funds or Other Considerations
On January 26, 2023, the Reporting Person was granted 300,000 stock options, each of which is exercisable into one Share, at a price of CDN$0.12 per Share until January 26, 2026.
On February 1, 2023, the Reporting Person acquired 116,666 Shares of the Issuer in consideration for payment of CDN$12,250 earned dividends on 250,000 class A preference shares held by the Reporting Person.
Pursuant to a subscription agreement dated March 14, 2023, the Reporting Person purchased 4,042,500 units (each, a “Unit”) of the Issuer at a price of CDN$0.10 per Unit in a private transaction for total consideration CDN$404,250.  Each Unit consists of one Share and one-half of one share purchase warrant (each whole warrant, a “Warrant”).  Each Warrant entitles the Reporting Person to acquire one Share (each, a “Warrant Share”) at a price of CDN$0.20 per Warrant Share until March 14, 2027.
Item 4.  Purpose of Transaction
The Reporting Person acquired the securities for investment purposes and for settlement of debt owed to the Reporting Person, but may transfer or sell such Shares as necessary and in accordance with applicable securities laws.
As of the date hereof, except as described in this Schedule 13D, the Reporting Person does not have any plans or proposals which relate to or would result in:

•	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

•	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

•	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

•	any material change in the present capitalization or dividend policy of the Issuer;

•
any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

•	changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

•
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•	any action similar to any of those enumerated above.
Item 5.  Interest in Securities of the Issuer
The aggregate number and percentage of Shares beneficially owned by the Reporting Person is 25,104,422 Shares (including: (i) 17,401,616 Shares held directly; (ii) 303,030 Shares issued on the conversion of class A preference shares at a conversion price of CDN$0.33 per class A preference share, (iii) 655,000 stock options, each of which is exercisable into one Share, of which 30,000 are exercisable at a price of CDN$0.43 per Share until July 30, 2023, 325,000 are exercisable at a price of CDN$0.40 per Share until June 14, 2026 and 300,000 are exercisable at a price of CDN$0.12 per Share until January 26, 2026, and (iv) 6,744,776 Warrants  each of which is exercisable into one Share, of which 562,750 are exercisable at a price of CDN$0.36 per common share until July 15, 2023, 1,051,151 are exercisable at a price of CDN$0.40 per Share until May 4, 2025, 3,109,625 are exercisable at a price of CDN$0.20 per Share until December 30, 2025 and 2,021,250 are exercisable at a price of CDN$0.20 per Share until March 14, 2027), or 34.53% of the Issuer, based on 72,704,366 Shares outstanding as of March 14, 2023, which consists of: (i) 65,001,560 Shares outstanding as of March 14, 2023, (ii) 303,030 Shares that may be issuable on conversion of class A preference shares, (iii) 655,000 Shares that may be issuable on exercise of options and (iv) 6,744,776 Shares that may be issuable on exercise of warrants, all within sixty days, pursuant to Rule 13d-3 of the Act.
The Reporting Person has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 25,104,422 Shares.
Other than as described in Item 3 above, the Reporting Person has not effected any transaction in the Shares in the past sixty days.
No person, other than the Reporting Person, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 25,104,422 Shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Except as set forth above or set forth in the exhibits and this Schedule 13D, there are no contracts, arrangements, understandings or relationships between reporting persons and any other person with respect to any securities of the Issuer.
Item 7.  Material to Be Filed as Exhibits
None.
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 20, 2023	/s/ Andrew Schutte Signature
Andrew Schutte Name

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).